FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-12568

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av, C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Argentina Bank S.A.

Item

Relevant Event
Dividends Payment Notice

Buenos Aires, June 16th 2022

Messrs.

Securities and Exchange Commission

RE: Relevant Event. Dividends Payment Notice.

With due consideration:

The Shareholders of Banco BBVA Argentina S.A. are hereby informed that according to the resolution of the Ordinary and Extraordinary General Meeting held on April 29th, 2022, and the Meeting of the Board of Directors held on June 16th, 2022, the following dividends payment schedule was approved:

Instalment N°	Record Date	Payment Date	Amount
1 a 7	July 5th	July 6th	AR$ 7.679.705.250
8	August 2nd	August 3rd	AR$ 1.097.100.750.
9	September 6th	September 7th	AR$ 1.097.100.750.
10	October 4th	October 5th	AR$ 1.097.100.750.
11	November 1st	November 2nd	AR$ 1.097.100.750.
12	December 5th	December 6th	AR$ 1.097.100.750.

Every time the dividend is available, the corresponding payment notice shall be issued, informing the following: i) the amount to be made available to shareholders; ii) the amount per share; and iii) if the dividend payable is subject to some form of tax deduction.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

Regarding instalments 1 to 7 as from July 6, 2022 ("Payment Date") the provision and payment of a dividend in the amount of AR$ 7.679.705.250 representing AR$ 12,5339 per share, and corresponding to installment N° 1 to 7, shall be made available to the shareholders registered in the stock register of the Bank on July 5th , 2022 ("Record Date").

In this regard, it is reported that:

i) The payment of the dividend to all Local Shareholders shall be made in Argentine Pesos through the Caja de Valores S.A located at May 25th 362, Buenos Aires City; on working days from10:00 to 15:00 hours, where all requirements, formalities and settlements shall be met in accordance with the regulatory deadlines.

ii) The payment of the dividend to non-resident shareholders shall be made with securities, unless (a) they state their decision to receive it in Argentine pesos, or (b) they do not inform within the periods described below, the custodial accounts necessary to make the payment with movable securities, in which case they shall receive Argentine pesos.

a)	Non-Resident Shareholders wishing to receive securities must send a written notice to Banco BBVA Argentina S.A. as from June 16th to July 5th 2022 included, duly signed by the holder or custodian stating the name of the holder of those shares, for Shareholders who hold their shares through a depositor (Bank, Agent or Stock Exchange).

Such notice shall be served on working days within the aforementioned period, from 10:00 to 15:00 hours, to Banco BBVA Argentina S.A. Att. Ezequiel Serra - addressed to email (ezequiel.serra@bbva.com), at AV. CORDOBA 111, 26th Floor, CITY OF BUENOS AIRES, stating beneficiary, number of principal and depositor of Caja de Valores S.A. or identification in the Register of Shareholders carried out by the Registration Agent: Caja de Valores S.A., bank abroad to transfer the securities, account number, reference and any other information necessary for the correct crediting of the net dividend.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

It is hereby stated that in case of failure to receive the notification with the required information within the period informed, before July 5th , 2022 the Bank shall pay the dividend in Argentine pesos according to the procedure reported in point b) below.

b)	On the other hand, non-resident shareholders who choose to receive Argentine pesos must send written notice to that effect from June 16th to July 5th, 2022 included, on working days within that period, from 10:00 to 15:00 hours, addressed to Banco BBVA Argentina S.A. - Att. Ezequiel Serra addressed to email (ezequiel.serra@bbva.com), at AV. CORDOBA 111, 26th Floor CITY OF BUENOS AIRES, and the funds shall be credited through the Caja de Valores S.A located at May 25th 362, City of Buenos Aires; on working days from 10:00 to 15:00 hours, where all formalities and settlements shall be met in accordance with the regulatory deadlines.

Upon any inquiry or request address to: Caja de Valores S.A Phone: 0810-888-7323 or email registro@cajadevalores.com.ar.

Holders of American Depositary Shares (ADS) shall receive payment through the depositary bank, Bank of New York Mellon, as from the date determined by the rules governing the jurisdiction in which the Company’s ADS is quoted.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

It is expressly established that the holdings of shares of the Shareholders registered at the Record Date shall be the only ones taken into account for the purpose of paying the declared dividend. Notices made by those who do not turn out to be holders of Bank shares at the Record Date shall be deemed not to have been filed and shall be null and void.

The distribution of dividends shall, in appropriate cases, be deducted from the sums duly paid by the Company, in its capacity as Substitute Tax Officer for Personal Property corresponding to the periods 2019 and 2020 of those Shareholders who have been reached by such tax, all in accordance with the terms of the last paragraph of the Section incorporated by Law N° 26.452 following Section 25 of Law N°23.966. It is also reported that, in accordance with the provisions of Law N° 27.430, amendment of Law N° 20.628 of Income Tax (third section without added number after section 90), no withholding tax is applicable since the dividends distributed correspond to accrued tax-free profits from periods prior to the beginning of January 1, 2018.

Yours faithfully,

BANCO BBVA ARGENTINA S.A.

Av. Córdoba 111, piso 31 (C1054AAA) Ciudad Autónoma de Buenos Aires, Argentina

IGJ 21-07-21 N° 11.156 L.103 T SA (T.O)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Argentina Bank S.A.

Date: June 16th, 2022	By:	/s/ Ernesto Gallardo
Name: Ernesto Gallardo
Title: Chief Financial Officer